

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2017

Via E-mail
David Smith
Chief Financial Officer
Agnico Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Ontario, Canada M5C 2Y7

> **Re: Agnico Eagle Limited**
> **Form 40-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 27, 2017**
> **File No. 001-13422**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2016
Exhibit 99.1 page 50

1. Please forward to our engineer, as supplemental information and not as part of your filing, your internal technical studies for the Amaruq satellite deposit and the Meliadine optimization study. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

2. Please tell us the type of internal study completed for each of the Amaruq and Meliadine projects, for example a preliminary economic assessment, preliminary feasibility study, or feasibility study, and quantify the type and category of each reserve or resource contemplated in the estimated production over life of mine for each project. In this regard we note your disclosure of 1,980,000 ounces for Amaruq on page 50 and 5,315,000

ounces for Meliadine on page 57. Additionally tell us the results of the economic analysis for each internal study.

3.   Please tell us if your internal studies for Amaruq and Meliadine will be filed on Sedar.com and, if not, explain to us in your response why these studies are not required to be filed in Canada.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining